Filed by Zurn Water Solutions Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Zurn Water Solutions Corporation
Commission File No.: 001-35475

February 14, 2022

Dear Supplier,

I wanted to share the news that we are combining our business with Elkay Manufacturing.

Zurn Water Solutions Corporation and Elkay are a natural and cultural fit and have track records of commercial excellence. We are two premium complementary specified brands and share a combined 224-year history of best-in-class performance.

This is just the first step. The transaction is expected to close in the third quarter of 2022, subject to stockholder and regulatory approvals and the satisfaction of certain other customary closing conditions.

Until then, it is business as usual and nothing will change about the way we work with you.

We remain focused on continuing to deliver the critical products and services on which our customers depend and maintaining close relationships with our suppliers is important to meeting that goal.

We will keep you updated at key milestones in the process.

Thank you for your continued loyalty and support of Zurn Water Solutions.

Sincerely,

Wes Cline

Vice President Global Supply Chain

Zurn Water Solutions | 511 W. Freshwater Way | Milwaukee, WI 53204

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the combination of Zurn and Elkay (the “Transaction”). These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required Zurn shareholder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction, including the forecasted cost synergies; and costs related to the proposed Transaction. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the Transaction, we intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Zurn seeking approval of the Transaction. The documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 855-480-5050.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder. Zurn, Elkay and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Zurn’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Zurn’s directors and officers is contained Zurn’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Zurn Water Solutions | 511 W. Freshwater Way | Milwaukee, WI 53204